Exhibit 3.2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

FOR

AB COMMERCIAL REAL ESTATE PRIVATE DEBT FUND, LLC

This LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the “Agreement”) of AB Commercial Real Estate Private Debt Fund, LLC (the “Company”), dated as of June 1, 2021, is entered into by Alliance Capital Management LLC as the sole member (the “Sole Member”). The Sole Member may replace this Agreement at a later date with a more detailed operating agreement and the Sole Member agrees that this Agreement shall terminate and have no further effect upon the adoption of such future detailed operating agreement.

A. Formation. The Company is formed as a Delaware limited liability company by the filing of a Certificate of Formation (the “Certificate”) with the Secretary of State of the State of Delaware pursuant to the Delaware Limited Liability Company Act, Title 6, Chapter 18 of the Delaware Code (the “Act”) on June 1, 2021.

B. Name. The name of the Company is AB Commercial Real Estate Private Debt Fund, LLC, or such other name or names as the Sole Member may from time to time designate; provided that the name shall always contain the words “Limited Liability Company,” “L.L.C.” or “LLC.”

C. Purpose. The purpose and business of the Company is (i) to engage in any lawful business or activity permitted under the Act, and (ii) to exercise all other powers necessary or reasonably connected or incidental to such purpose and business that may be legally exercised by the Company under the Act.

D. Principal Place of Business. The principal place of business of the Company shall be at 1345 Avenue of the Americas, New York, New York 10105. The Sole Member may relocate the Company’s principal place of business or establish additional Company offices from time to time, whether within or outside of the State of Delaware.

E. Registered Agent. The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of the Company’s registered agent for service of process in the State of Delaware at such address is The Corporation Trust Company.

F. Management. Management and control of the Company shall be vested exclusively in the Sole Member, and the business and affairs of the Company shall be managed under the direction of the Sole Member. The Sole Member shall always retain the authority to make management decisions notwithstanding any delegation of duties by the Sole Member to any officer, employee or agent. Except as expressly limited by this Agreement, the Sole Member shall have authority to act for and bind the Company and any person dealing with the Company shall be entitled to rely upon the Sole Member’s authority to act without further inquiry.

G. Income Tax Election. The Company intends to file an election under the United States Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended, as in effect from time to time (the “Regulations”), to be treated as an association taxable as a corporation. The Sole Member agrees to the making of this election and expressly authorizes the Company to make this election with the U.S. Internal Revenue Service in any suitable manner pursuant to the Regulations.

H. Distributions. Distributions of cash or property shall be made from the Company to the Sole Member at such times as the Sole Member may determine. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Sole Member on account of his interest in the Company if such distribution would violate the Act or other applicable law.

I. Liability of the Sole Member. In no event shall the Sole Member (or a former Sole Member of the Company) be obligated to make any additional contribution whatsoever to the Company, or have any liability for the repayment and discharge of the debts and obligations of the Company (apart from such Sole Member’s interest in the Company), except that the Sole Member (or a former Sole Member) may be required to make contributions to the Company to the extent required by the Act.

J. Exculpation and Indemnification. The Sole Member shall not be liable to the Company for mistakes of judgment or for any action or inaction; nor shall the Sole Member be liable to the Company for any action or inaction of any employee, broker or other agent of the Company.

The Sole Member shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, expenses (including legal and other professional fees and disbursements), judgments, fines, settlements, and other amounts (collectively, the “Indemnification Obligations”) arising from any and all claims, demands, actions, suits or proceedings (whether civil, administrative or investigative), actual or threatened, in which the Sole Member may be involved, as a party or otherwise, by reason of the Sole Member’s service to or on behalf of, or management of the affairs of, the Company, or rendering of advice or consultation with respect thereto, or which relate to the Company, its properties, business or affairs, whether or not the Sole Member continues to be such at the time any such Indemnification Obligation is paid or incurred. The Company shall also indemnify and hold harmless the Sole Member from and against any Indemnification Obligation suffered or sustained by the Sole Member by reason of any action or inaction of any employee, broker or other agent of the Sole Member. Expenses (including legal and other professional fees and disbursements) reasonably incurred in any proceeding will be paid by the Company in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the Sole Member to repay such amount if it shall ultimately be determined that the Sole Member is not entitled to be indemnified by the Company as authorized hereunder.

K. Governing Law; Severability. This Agreement shall be construed in accordance with the laws of the State of Delaware. If it is determined by a court of competent jurisdiction that any provision of this Agreement is invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF the Sole Member has caused this Agreement to be executed as of the date set forth above.

Alliance Capital Management LLC

By:	/s/ Bradford Stanley
Name: Bradford Stanley
Title: Vice President

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